  As filed with the Securities and Exchange Commission on January 24, 1997

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                            ---------------------

                               SCHEDULE 13E-3
                      Rule 13e-3 Transaction Statement
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               AMENDMENT NO. 1
            HALL INSTITUTIONAL MORTGAGE FUND LIMITED PARTNERSHIP
                            (Name of the Issuer)

            HALL INSTITUTIONAL MORTGAGE FUND LIMITED PARTNERSHIP
                         HALL FINANCIAL GROUP, INC.
                  (Name of the Person(s) Filing Statement)

   Units of Limited Partnership Interests              NONE
                                          -------------------------------------
     (Title of Class of Securities)       (CUSIP Number of Class of Securities)


                            ---------------------
                Larry Levey                                Donald L. Braun
Hall Institutional Mortgage Fund Limited Partnership  Hall Financial Group, Inc.
          4455 East Camelback Road                        750 North St. Paul
                Suite A-200                                   Suite 200
          Phoenix, Arizona  85018                       Dallas, Texas  75201
              (602)840-0060                                (214) 953-1155
     (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of Person(s) Filing Statement)

                                 Copies to:
                            Roger D. Arnold, Esq.
                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                             1700 Pacific Avenue
                                 Suite 4100
                            Dallas, Texas  75201
                                (214)969-2800

        This statement is filed in connection with (check the appropriate box):

        a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
        b. [ ] The filing of a registration statement under the Securities Act of 1933.
        c. [ ]  A tender offer.
        d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

                          CALCULATION OF FILING FEE

         Transaction                                     Amount of filing fee:
         valuation:  3,500,000                           $700.00

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                                   Page 1 of 10

        Amount Previously Paid:
        Form or Registration No.:
        Filing Party:
        Date Filed:

                                               Exhibit Index Appears on page 10

                                INTRODUCTION


         This Rule 13e-3 Transaction Statement (this "Statement") is being filed by Hall Institutional Mortgage Fund Limited Partnership, an Arizona limited partnership (the "Partnership"), the issuer of the limited partnership units (the "Units") which are the subject of this Rule 13e-3 transaction, and Hall Financial Group, Inc., a Delaware corporation and an affiliate of the Partnership (the "Purchaser"). The Partnership's principal executive offices are located at 4455 East Camelback Road, Suite A-200, Phoenix, Arizona 85018. The Purchaser's principal executive offices are located at 750 North St. Paul, Suite 200, Dallas, Texas 75201. This Statement is being filed in connection with a proposed sale of substantially all of the assets of the Partnership to the Purchaser and the subsequent dissolution of the Partnership. Concurrently with the filing of this Statement, the Partnership is filing preliminary solicitation materials under cover of Schedule 14A (the "Solicitation Statement") with the Securities and Exchange Commission relating to the solicitation of written consents of the limited partners of the Partnership with respect to the proposed sale. The cross reference sheet which follows is being supplied pursuant to General Instruction F to Schedule 13E-3. The cross reference sheet shows the location in the Solicitation Statement of the information required in response to each items of Schedule 13E-3 and such information is incorporated herein by reference in response to the appropriate item of Schedule 13E-3. A copy of the Solicitation Statement is attached as Exhibit (d)(1) hereto. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the Solicitation Statement, it is so indicated in the cross reference sheet. All capitalized terms not defined herein shall have those meanings assigned to them in the Solicitation Statement.

                             Cross Reference Sheet
             (Pursuant to General Instruction F to Schedule 13E-3)

Schedule 13E-3
Item Number and Caption                            Location in the Solicitation Statement
-------------------------------------------        ----------------------------------------------------------------------
Item 1.   Issuer and Class of Security
          Subject to the Transaction.

            (a) . . . . . . . . . . . . .          "INTRODUCTION" and "CERTAIN
                                                   INFORMATION CONCERNING THE
                                                   PARTNERSHIP AND THE PURCHASER--The
                                                   Partnership" and "-Description of
                                                   the Partnership's Business."

            (b) . . . . . . . . . . . . .          "INTRODUCTION," "SPECIAL FACTORS-Consent of Limited Partners,"
                                                   "MARKET FOR UNITS AND RELATED MATTERS" and Schedule I to the
                                                   Solicitation Statement entitled "Certain Information Regarding the
                                                   Executive Officers and the Directors of the Managing General
                                                   Partner."

            (c) . . . . . . . . . . . . .          "MARKET FOR UNITS AND RELATED
                                                   MATTERS."

            (d) . . . . . . . . . . . . .          "SELECTED FINANCIAL DATA" and "MARKET FOR UNITS AND RELATED MATTERS."

            (e) . . . . . . . . . . . . .          Not applicable.

            (f) . . . . . . . . . . . . .          "SPECIAL FACTORS-Fairness of the
                                                   Proposal," "INTERESTS OF CERTAIN
                                                   PERSONS IN TRANSACTION" and "MARKET
                                                   FOR UNITS AND RELATED MATTERS."

Item 2.     Identity and Background.

            (a)-(d), (g)  . . . . . . . .          This Statement is being filed jointly by the Partnership and
                                                   Purchaser.  The Partnership is the issuer of the securities which are the subject of this Rule 13e-3 transaction.  For further information, see "INTRODUCTION," "SUMMARY," "CERTAIN INFORMATION CONCERNING THE
                                                   PARTNERSHIP AND THE PURCHASER--The Partnership," "--Managing General
                                                   Partner and Management," "--The Purchaser," "-Description of the
                                                   Partnership's Business," Schedule I to the Solicitation Statement
                                                   entitled "Certain Information Regarding the Executive Officers and
                                                   the Directors of the Managing General Partner" and Schedule II to the
                                                   Solicitation Statement entitled "Certain Information Regarding the
                                                   Executive Officers and the Directors of the Purchaser."


            (e)-(f) . . . . . . . . . . .          To the best of the Partnership's and the Managing General Partner's knowledge, other than the information furnished in "CERTAIN
                                                   INFORMATION CONCERNING THE PARTNERSHIP AND THE PURCHASER--The
                                                   Purchaser," none of the persons or entities with respect to whom information is required by this item was, during the last five years, convicted in a criminal proceeding (excluding traffic

Schedule 13E-3
Item Number and Caption                            Location in the Solicitation Statement
-------------------------------------------        ----------------------------------------------------------------------
                                                   violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding of any violation of such laws.

Item 3.     Past Contracts, Transactions
            or Negotiations.

            (a)(1)  . . . . . . . . . . .          "SPECIAL FACTORS-The Proposal" and "-Fairness of the Proposal,"
                                                   "CERTAIN INFORMATION CONCERNING THE PARTNERSHIP AND THE
                                                   PURCHASER--The Partnership," "-Description of the Partnership's
                                                   Business" and "--Specific Loans," "INTERESTS OF CERTAIN PERSONS IN
                                                   TRANSACTION" and "MARKET FOR UNITS AND RELATED MATTERS."

            (a)(2) and (b)  . . . . . . .          "SPECIAL FACTORS-The Proposal," "MATERIAL TERMS OF THE SALE
                                                   TRANSACTION" and "INTERESTS OF CERTAIN PERSONS IN TRANSACTION."

Item 4.     Terms of the Transaction.

            (a) . . . . . . . . . . . . .          "INTRODUCTION," "SUMMARY," "SPECIAL
                                                   FACTORS" and "MATERIAL TERMS OF THE
                                                   SALE TRANSACTION."

            (b) . . . . . . . . . . . . .          Not applicable.

Item 5.     Plans or Proposal of the
            Issuer or Affiliate.

            (a), (b), (d) and (e) . . . .          "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS--The Proposal" and
                                                   "--Effect of Approval of the Proposal" and "MATERIAL TERMS OF THE
                                                   SALE TRANSACTION."


            (c) . . . . . . . . . . . . .          Not applicable.

            (f) and (g) . . . . . . . . .          "SPECIAL FACTORS--Effect of Approval of the Proposal" and "CERTAIN
                                                   INFORMATION CONCERNING THE PARTNERSHIP AND THE PURCHASER-- Regulatory
                                                   Proceedings."

Item 6.     Source and Amount of Funds
            or Other Consideration.

            (a) and (b) . . . . . . . . .          "INTRODUCTION," "SUMMARY," "SPECIAL
                                                   FACTORS--The Proposal," "-Conflicts
                                                   of Interest" and "-Fairness of the
                                                   Proposal," "MATERIAL TERMS OF THE

Schedule 13E-3
Item Number and Caption                            Location in the Solicitation Statement
-------------------------------------------        ----------------------------------------------------------------------
                                                   SALE TRANSACTION--The Asset Purchase Agreement," "CERTAIN INFORMATION
                                                   CONCERNING THE PARTNERSHIP AND THE PURCHASER--The Purchaser,"
                                                   "ESTIMATE OF ALLOCATIONS AND DISTRIBUTIONS" and "SOLICITATION COSTS."

            (c) . . . . . . . . . . . . .          Not applicable.

            (d) . . . . . . . . . . . . .          Not applicable.

Item 7.     Purpose(s), Alternatives,
            Reasons and Effects.

            (a) and (c) . . . . . . . . .          "INTRODUCTION," "SUMMARY" and
                                                   "SPECIAL FACTORS--The Proposal."

            (b) . . . . . . . . . . . . .          "SPECIAL FACTORS-The Proposal" and "-Effect on the Partnership and
                                                   Limited Partners if Proposal is Not Accepted."

            (d) . . . . . . . . . . . . .          "SUMMARY," "SPECIAL FACTORS--The Proposal," "--Effect of Approval of
                                                   the Proposal," "--Consent of the Limited Partners" and "--Effect on
                                                   Partnership and Limited Partners if Proposal is Not Approved,"
                                                   "CERTAIN INFORMATION CONCERNING THE PARTNERSHIP AND THE
                                                   PURCHASER--Regulatory Proceedings," "ESTIMATE OF ALLOCATIONS AND
                                                   DISTRIBUTIONS," and "FEDERAL INCOME TAX CONSEQUENCES."

Item 8.     Fairness of the Transaction.

            (a), (b), and (d) . . . . . .          "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS--The Proposal" and "-
                                                   Fairness of the Proposal."

            (c) . . . . . . . . . . . . .          "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS--Consent of Limited
                                                   Partners," "-Conflicts of Interest" and "-Fairness of the Proposal"
                                                   and "VOTING PROCEDURES."

            (e) and (f) . . . . . . . . .          "SUMMARY" and "SPECIAL FACTORS-Fairness of the Proposal."

Item 9.     Reports, Opinions, Appraisals
            and Certain Negotiations.

            (a), (b), and (c) . . . . . .          "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS--The Proposal," "-Conflicts
                                                   of Interest" and "-Fairness of the Proposal." Annex A, B, D and E to
                                                   the Solicitation Statement.

Schedule 13E-3
Item Number and Caption                            Location in the Solicitation Statement
-------------------------------------------        ----------------------------------------------------------------------
Item 10.    Interest in Securities of the
            Issuer.

            (a) . . . . . . . . . . . . .          "SUMMARY," "SPECIAL FACTORS--Consent of Limited Partners," "SECURITY
                                                   OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," Schedule I to
                                                   the Solicitation Statement entitled "Certain Information Regarding the Executive Officers and the Directors of the Managing General
                                                   Partner" and Schedule II to the Solicitation Statement entitled
                                                   "Certain Information Regarding the Executive Officers and the
                                                   Directors of the Purchaser."

            (b) . . . . . . . . . . . . .          "SPECIAL FACTORS-Fairness of the Proposal," "MATERIAL TERMS OF THE
                                                   SALE TRANSACTION--The Asset Purchase Agreement," "INTERESTS OF
                                                   CERTAIN PERSONS IN TRANSACTION" and "MARKET FOR UNITS AND RELATED
                                                   MATTERS."

Item 11.    Contracts, Arrangements or
            Understandings with Respect
            to the Issuer's Securities  .          "SPECIAL FACTORS--The Proposal," "MATERIAL TERMS OF THE SALE
                                                   TRANSACTION," "CERTAIN INFORMATION CONCERNING THE PARTNERSHIP AND THE
                                                   PURCHASER--Rights and Powers of Limited Partners," and "INTERESTS OF
                                                   CERTAIN PERSONS IN TRANSACTION."

Item 12.    Present Intention and
            Recommendation of Certain
            Persons with Regard to the
            Transaction.

            (a) . . . . . . . . . . . . .          "INTRODUCTION," "SPECIAL FACTORS-The Proposal" and "-Consent of
                                                   Limited Partners," and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                                   OWNERS AND MANAGEMENT."

            (b) . . . . . . . . . . . . .          "SUMMARY" and "SPECIAL FACTORS--Fairness of the Proposal."

Item 13.    Other Provisions of the
            Transaction.

            (a) . . . . . . . . . . . . .          "SPECIAL FACTORS--Appraisal Rights" and "--Fiduciary Responsibility of
                                                   the Managing General Partner."

            (b) . . . . . . . . . . . . .          "SPECIAL FACTORS--Fairness of the Proposal."

            (c) . . . . . . . . . . . . .          Not applicable.

Schedule 13E-3
Item Number and Caption                            Location in the Solicitation Statement
-------------------------------------------        ----------------------------------------------------------------------
Item 14.    Financial Information.

            (a)(1), (a)(2), (a)(3),
            and (a)(4)  . . . . . . . . .          "SELECTED  FINANCIAL  DATA" and "The Financial Statements."

            (b)(1), (b)(2), and (b)(3)  .          "PRO FORMA BALANCE SHEET" and "ESTIMATE OF ALLOCATIONS AND
                                                   DISTRIBUTIONS."

Item 15.    Persons and Assets Employed,
            Retained or Utilized.

            (a) and (b) . . . . . . . . .          "SOLICITATION COSTS" and "AVAILABLE INFORMATION."

Item 16.    Additional Information  . . .          See Letter to the Limited Partners filed as Exhibit (d)(2) herewith and the Solicitation Statement filed as Exhibit (d)(1) herewith.

Item 17.    Material to be Filed as
            Exhibits.

            99(a) . . . . . . . . . . . .          Not applicable.

            99(b)(1)  . . . . . . . . . .          Copy of the Valuation Report of Bryan E. Humphries and Associates
                                                   prepared in March 1996 (attached as Annex A to the Solicitation
                                                   Statement which is filed herewith as Exhibit 99(d)(1)).

            99(b)(2)  . . . . . . . . . .          Copy of Appraisals performed by Bryan E. Humphries and Associates (filed by paper pursuant to Regulation S-T, Rule 202)(a Summary of the
                                                   Appraisals is attached as Annex E to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

            99(b)(3)  . . . . . . . . . .          Copy of the Fairness Opinion of Principal Financial Securities, Inc.
                                                   (attached as Annex B to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

            99(b)(4)  . . . . . . . . . .          Copy of projections provided by Partnership to Principal Financial for Fairness Opinion (a Summary of the Projections is attached as
                                                   Annex D to the Solicitation Statement which is filed herewith as
                                                   Exhibit 99(d)(1)).

            99(b)(5)  . . . . . . . . . .          Copy of Valuation Report of Bryan E. Humphries and Associates
                                                   prepared in October 1995.

            99(c)(1)  . . . . . . . . . .          Asset Purchase Agreement, dated as of October 15, 1996 (attached as
                                                   Annex C to the Solicitation Statement which is filed herewith as
                                                   Exhibit 99(d)(1)).

Schedule 13E-3
Item Number and Caption                            Location in the Solicitation Statement
-------------------------------------------        ----------------------------------------------------------------------
            99(c)(2)  . . . . . . . . . .          Hall Institutional Mortgage Fund Limited Partnership Amended and
                                                   Restated Certificate and Agreement of Limited Partnership, dated as of ______________, 1985, filed as Exhibit A to the Post-Effective
                                                   Amendment No. 3 to the Partnership's Registration Statement on Form
                                                   S-11 (Registration No. 2-94249) and incorporated herein by reference.

            99(d)(1)  . . . . . . . . . .          Copy of the Solicitation Statement.

            99(d)(2)  . . . . . . . . . .          Copy of the Letter to the Limited Partners of the Partnership
                                                   (attached to the Solicitation Statement).

            99(d)(3)  . . . . . . . . . .          Form of Ballot (attached to the Solicitation Statement).

            99(f) . . . . . . . . . . . .          Estimated Consent Solicitation Fee Schedule from The Herman Group Inc.


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct as of January 24, 1997.

                           HALL INSTITUTIONAL MORTGAGE FUND LIMITED
                           PARTNERSHIP, an Arizona limited partnership

                           By:  HALL PENSION FUND ASSOCIATES,
                                its General Partner

                                By:  Hall 1985 Management Associates
                                     Limited Partnership, its General Partner

                                     By:  Hall Apartment Associates, Inc.,
                                          its General Partner



                                          By: /s/Larry Levey
                                              ---------------------------------
                                              Larry Levey
                                              Vice President

                           HALL FINANCIAL GROUP, INC.


                           By:  /s/Donald L. Braun
                               -----------------------------------------------
                               Donald L. Braun
                               Chief Financial Officer

                                 EXHIBIT INDEX


Exhibit                                                          Sequentially
Number                             Exhibit                       Numbered Page
-------                            -------                       -------------
99(b)(1)    Copy of the Valuation Report of Bryan E. Humphries and Associates
            prepared in March 1996 (attached as Annex A to the Solicitation
            Statement which is filed herewith as Exhibit 99(d)(1)).

99(b)(2)    Copy of Appraisals performed by Bryan E. Humphries and Associates
            (filed by paper pursuant to Regulation S-T, Rule 202) (a Summary of the Appraisals is attached as Annex E to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

99(b)(3)    Copy of the Fairness Opinion of Principal Financial Securities,
            Inc. (attached as Annex B to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

**99(b)(4)  Copy of projections provided by Partnership to Principal Financial for Fairness Opinion (a Summary of the Projections is attached as Annex D to the Solicitation Statement which is filed herewith as
            Exhibit 99(d)(1)).

**99(b)(5)  Copy of Valuation Report of Bryan E. Humphries and Associates
            prepared in October 1995.

99(c)(1)    Asset Purchase Agreement, dated as of October 15, 1996 (attached as
            Annex C to the Solicitation Statement which is filed herewith as
            Exhibit 99(d)(1)).

99(c)(2)    Hall Institutional Mortgage Fund Limited Partnership Amended and
            Restated Certificate and Agreement of Limited Partnership, dated as of ______________, 1985, filed as Exhibit A to the Post-Effective
            Amendment No. 3 to the Partnership's Registration Statement on Form
            S-11 (Registration No. 2-94249) and incorporated herein by reference.

*99(d)(1)   Copy of the Solicitation Statement.

99(d)(2)    Copy of the Letter to the Limited Partners of the Partnership
            (attached to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

*99(d)(3)   Form of Ballot.

*99(f)      Estimated Consent Solicitation Fee Schedule from the Herman Group
            Inc.





*Filed herewith.
**Previously filed.